Gold Fields Limited (Incorporated in the Republic of South Africa, Reg. No. 1968/004880/06) JSE, NYSE, DIFX Share Code: GFI ISIN Code: ZAE000018123 (“Gold Fields” or the “Group”) TRADING STATEMENT AND OPERATIONAL PERFORMANCE UPDATE FOR THE SIX MONTHS ENDED 30 JUNE 2026 In compliance with paragraph 6.26 to 6.33 of the JSE Listings Requirements, Gold Fields advises that headline earnings per share (HEPS) for the six months ended 30 June 2026 (H1 2026) are expected to be in the range of US$1.98 to US$2.18 per share which is 72% to 90% higher than HEPS reported for the six months ended 30 June 2025 (H1 2025) of US$1.15 per share. Basic earnings per share (EPS) for H1 2026 are expected to be in the range of US$1.97 to US$2.17 per share which is 71% to 89% higher than that reported for H1 2025 of US$1.15 per share. Adjusted free cash flow before discretionary investments for the six months ended June 2026 is expected to be in the range of US$2,385m to US$2,636m which is 91 to 111% higher than that reported for H1 2025 of US$1,251m. The increase in headline and basic earnings expected in H1 2026 is primarily due to higher gold-equivalent ounces sold and the higher gold price realised during this period, partially offset by higher cost of sales. Gold Production for the six months ending 31 December 2026 (H2 2026) is expected to be in line with H1 2026 production, as planned improvements at Gruyere, Tarkwa and Agnew offset ounces from Damang (which exited the portfolio in April 2026) and lower planned ounces at Salares Norte in H2 2026. Further details will be provided as part of the H1 2026 financial and operational results to be released on Tuesday, 25 August 2026. Q2 2026 operational performance Q2 2026 Group attributable gold equivalent production is expected to be 630koz (Q1 2026: 633koz), with all-in costs (AIC) of US$2,200/oz (Q1 2026: US$2,046/oz). All-in sustaining cost (AISC) for Q2 2026 is expected to be US$1,960/oz (Q1 2026: US$1,829/oz). AIC and AISC were impacted by higher cost of sales before amortisation and depreciation, higher sustaining and non-sustaining capital expenditure and lower by-product credits. Salares Norte continues to outperform, with the operation focused on ensuring stable plant performance through the winter season. The mine is currently on track to exceed full year guidance. Gruyere’s gold production was 25% higher in Q2 2026 than Q1 2026, with improvements in mining operations leading to increased availability of fresh rock during the quarter. Despite this improvement, the mine is at risk of not meeting full year guidance due to lower mining productivity as a result of high contractor labour turnover and lower effective fleet utilisation. Tarkwa's gold production was slightly higher in Q2 2026 than Q1 2026 due to higher tonnes milled owing to higher plant availability in the quarter. While the recovery is gaining traction, Tarkwa is also at risk of not meeting full year guidance due to the weaker first half. H1 2026 operational performance Group attributable gold equivalent production for H1 2026 at 1,260koz is expected to be 12% higher than the corresponding period in 2025 (H1 2025: 1,136koz). AIC for H1 2026 is expected to be 8% higher period-on-period at US$2,120/oz (H1 2025: US$1,957/oz) and AISC is expected to be 13% higher at US$1,900/oz (H1 2025: US$1,682/oz). AIC increased as a result of higher royalties, higher cost of sales and higher sustaining capital expenditure, partially offset by lower non-sustaining capital expenditure. Windfall project update During H1 2026, Gold Fields reached an important milestone at Windfall with the signing of the Impact Benefit Agreement (IBA) with the Cree Nation of Waswanipi and the Cree Nation Government/Grand Council of the Crees. The IBA marks a significant step forward for the development of Windfall and reflects Gold Fields’ commitment to building strong partnerships with its host communities while providing greater certainty for the development of the project. Further to the update provided in our operational update for Q1 2026, Gold Fields continues to await approval of the Environmental Impact Assessment (EIA) for Windfall from the Environmental and Social Impact Review Committee (COMEX) of Québec. Based on engagements with both the Government of Québec and the Cree Nation Government, EIA approval is now expected in H2 2026, after which it is expected that the Project will be progressed to Final Investment Decision (FID). The focus will remain on advancing engineering, optimising execution planning, and progressing operational readiness for the project during this period, which is expected to deliver significant de-risking of the project upon final approval. We are adjusting activities on site and the project development schedule to optimise costs, while maintaining flexibility to progress FID and development after the EIA approval is received. Project capital is expected to be at the upper end of the US$1.7bn – US$1.9bn (real 2025 terms) guidance provided at our Capital Markets Day in November 2025. Gold Fields will provide a further update once the EIA is approved and FID is confirmed, together with an updated project execution schedule and capital estimate. Windfall is a world-class project with robust economics. Once developed, we expect it to become a cornerstone asset within the Gold Fields portfolio. 2026 Group guidance Gold Fields remains on track to meet the full-year 2026 Group production and cost guidance provided in February 2026. Attributable gold-equivalent production for 2026 is expected to be at the upper end of the guidance range of between 2.4Moz and 2.6Moz. To support delivery of this guidance, production has been adjusted to reflect reductions at Gruyere and Tarkwa, offset by an increase at Salares Norte following its continued outperformance. In line with the guidance provided in February 2026, AISC and AIC are expected to be between US$1,800 and US$2,000/oz, and US$2,075 and US$2,300/oz respectively. AIC is expected to be towards the lower end of the range, as group capital expenditure is now expected to be between US$1,600m and US$1,800m, compared to prior guidance of US$1,900m to US$2,100m. This reduction primarily reflects the reclassification of certain Windfall expenditure from capital expenditure to exploration expenses. Accordingly, while capital expenditure is expected to decrease, a portion of the reduction will be offset by higher exploration expenditure. Sustaining capital expenditure guidance remains unchanged at US$1,300m to US$1,400m. The operational performance, 2026 guidance and the financial information on which this trading statement is based, have not been reviewed or reported on by the Group's external auditors. ENDS 11 August 2026 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Investor enquiries contact: Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 82 562 5288 Email: jongisa.magagula@goldfields.com Andiswa Ntantiso Tel: +27 11 562 9700 Email: andiswa.ntantiso@goldfields.com Media enquiries contact: Kershnee Govender Tel: +27 11 562 9700 Email: kershnee.govender@goldfields.com Nelly Hlungwani Tel: +27 11 562 9700 Email: nelly.hlungwani@goldfields.com About Gold Fields Gold Fields is a globally diversified gold producer with eight operating mines in Australia, South Africa, Ghana, Chile and Peru, and one project in Canada. As at December 2025, the Company reported total attributable annual gold-equivalent production of 2.44Moz, proved and probable gold Mineral Reserves of 48.3Moz, measured and indicated gold Mineral Resources for continuing operations of 31.6Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 12.2Moz (excluding Mineral Reserves). The Company's shares are listed on the Johannesburg Stock Exchange (JSE) and American depositary shares trade on the New York Stock Exchange (NYSE). Forward-looking statements This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "aim", "anticipate", "will", "would", "expect", "may", "could", "believe", "target", "estimate", "project" and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business strategy, development activities (including the approvals, permitting, development, operations and final investment decision relating to the Windfall Project) and other initiatives, anticipated benefits of acquisitions or joint ventures (including the acquisition of Gold Road Resources Limited), ability to successfully renew, extend and/or retain mining rights, licences or other interests (including the satisfaction of licence conditions), ability to conclude divestments on favourable terms (if at all), business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2025 filed with the Johannesburg Stock Exchange and the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC)on 30 March 2026 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors. This announcement includes certain non-International Financial Reporting Standards (IFRS) financial measures, including all-in sustaining cost (AISC), all-in cost (AIC), and adjusted free-cash flow. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Gold Fields financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The financial information contained in this announcement has not been reviewed or reported on by Gold Fields' external auditors.